Exhibit 99.5

Herbert A. Smith, P.Eng.,

AMC Mining Consultants (Canada) Ltd.

Suite 202, 200 Granville Street

Vancouver, British Columbia V6C 1S4

CONSENT of QUALIFIED PERSON

I, Herbert A. Smith, P.Eng., consent to the public filing of the technical report titled Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report (Amended and Restated) (the “Technical Report”) and dated 30 September 2016 by Canadian Zinc Corporation.

I also consent to any extracts from, or a summary of the Technical Report in the 30 September 2016 news release of Canadian Zinc Corporation.

I certify that I have read the Canadian Zinc Corporation news release of 30 September 2016 filed by Canadian Zinc Corporation and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 30 September 2016

(Original signed by) Herbert A. Smith, P.Eng.

Herbert A. Smith, P.Eng.,
General Manager / Principal Mining Engineer